TABLE OF CONTENTS


Restructuring Proposal...............................................     1
Proposed Process.....................................................     2

RESTRUCTURING PROPOSAL


A.       Project Financing Agreements

         Claim:            $100.063 million as of June 30, 1997(1)

         Treatment:        Not impaired.

B.       Working Capital Facility

         New Facility to be entered into which will allow the Company access to letters of credit of up to $35 million and provide up to $10 million of seasonal working capital borrowings.

C.       12% Senior Discount Notes

         Claim:            $179.2 million as of June 30, 1997

         Treatment:        Accreted claim plus accrued interest to be exchanged
                           for (i) 87.5 percent of the New Common Equity of CHI, subject to dilution from the Management Options and New Warrants and (ii) up to $10 million of cash.

D.       Series F 8% Senior Convertible Preferred Stock
         Series H 13.5% Cumulative Redeemable Exchangeable Preferred Stock Series G 9.85% Junior Convertible Preferred Stock

         Claims: Series F $77.7 million as of June 30, 1997(2) Series H $119.9 million as of June 30, 1997 Series G $83.0 million as of June 30, 1997(2)

         Treatment:        Preferred liquidation preference and accrued
                           dividends will be exchanged for (i) 12.5 percent of the New Common Equity, subject to dilution from Management Options and the New Warrants and (ii) the
                           New Warrants.

----------

1    Based on the Company's forecast; excludes Boott leveraged operating lease.

2 Excludes 1,279 shares of Series F and Series G preferred stock issued to Carol Cunningham on January 31, 1997.

           The New Warrants will have the following terms:

              Term:                  5 years from issuance
              Equity Amount:         15% of the New Common Equity, subject to
                                     dilution from Management Options
              Strike Price:          $150.0 million equity value

E.        Common Stock, Options and Warrants

          Treatment:        Extinguished.

F.        Management

         The restructured company shall provide for a Management Incentive Option Program of up to 10% of the restructured common equity.

PROPOSED PROCESS


-    Formation of Informal Bondholders' Committee

- Execution of confidentiality agreements and restriction of the Informal Bondholders' Committee

- Company presentation of confidential operating information and valuation analyses to all parties in interest

-    Bondholder Committee Due Diligence

-    Negotiations with all parties in interest

         -    agreement in principle

         -    approval by Board of Directors of final agreement

-    Solicitation Documents Prepared, Circulated and Reviewed

-    Solicitation Period

-    Consummation of the Restructuring

FORWARD-LOOKING STATEMENTS


Forward-looking statements in this report such as "should", "estimated", "expect", and similar expressions which are not historical, involve risks and uncertainties. In addition to the factors described in Consolidated Hydro, Inc.'s (the "Company" or "CHI") Securities and Exchange Commission filings, the following factors, among others, could cause the Company's financial performance to differ materially from that expressed in any forward-looking statements made by, or on behalf of, the Company: (i) unfavorable alterations of the government regulations currently governing the electric utility/power generation industry;
(ii) below average levels of precipitation leading to below forecasted production levels at the Company's hydroelectric power generators; (iii) unexpected maintenance and/or repair costs required for the Company's existing facilities; (iv) the ability to develop and implement the Company's strategic initiatives; and (v) the outcome of the Company's discussions regarding the potential restructuring and related transactions.

TABLE OF CONTENTS


                                                                          Tab

Introduction..........................................................     1

Restructuring Objectives..............................................     2

Overview..............................................................     3

         Electric Power Generation Industry Highlights........         A

         Company Overview.....................................         B

         Recent Events........................................         C

         Historical Financial Performance.....................         D

         Holding Company Obligations and Liquidity Overview...         E

Appendices............................................................     4

         Management Biographies...............................         A

         Parent Company Capital Structure Overview............         B

         Relevant Article on Outsourcing......................         C

INTRODUCTION


As previously stated in its public filings, Consolidated Hydro, Inc. ("CHI" or the "Company") may have to pursue a restructuring of its debt and equity structure prior to the commencement of (i) cash dividends on its 13-1/2% Cumulative Redeemable Exchangeable Preferred Stock on September 30, 1998 and
(ii) cash interest on its 12% Senior Discount Notes on January 15, 1999. The Board of Directors of CHI has determined, based upon several factors (to be discussed herein), to commence the process of restructuring its capital structure. CHI has retained the law firm of Weil, Gotshal & Manges ("Weil Gotshal") as restructuring counsel and Houlihan Lokey Howard & Zukin ("Houlihan Lokey") as financial advisor. Weil Gotshal and Houlihan Lokey will assist the Company in the restructuring process and participate in negotiations with CHI's various constituencies.

The purpose of this limited introductory presentation is to provide parties in interest with the following information:

         -  A summary of the Company's restructuring objectives;

         - An overview of relevant highlights in the electric power generation industry;

         - An overview of the business strategy and environment under which CHI is currently operating;

         - An overview of the Company's business strategy, including a description of the Company's pursuit of the Industrial Infrastructure Business ("IIB");

         - A summary of the pertinent recent events which have affected and shaped the Company; including the management turnover which has occurred during the past few years;

         - A summary of CHI's historical financial performance, including an indication of the historical unrestricted cash flow (after all subsidiary cash obligations were paid) available for corporate obligations; and

         -  An overview of CHI's capital obligations and projected liquidity.

RESTRUCTURING OBJECTIVES


-      Rationalize the capital structure.

         - Although the consolidated performance of the Company has improved with Adjusted EBITDA having approximately doubled from $16.6 million in the fiscal year ended June 30, 1994 to $32.6 million for the latest 12 months ended December 31, 1996, the Adjusted Unrestricted Cash Flow from the core hydroelectric business will likely be insufficient to pay either the cash dividend requirements on the Company's 13-1/2% Cumulative Redeemable Exchangeable Preferred Stock commencing September 30, 1998 or the cash interest requirements on the Company's 12% Senior Discount Notes commencing January 15, 1999.


($ in Millions)                                                        Projected Fiscal Year Ended June 30,
                                                                       ------------------------------------

Project Cash Obligations:                                         1997          1998          1999          2000
-------------------------                                         ----          ----          ----          ----

Project Level Restricted Cash Requirements and Mandatory
Principal Payments at Project Level                             ($14.5)        ($10.9)        ($7.7)         ($5.2)
Cash Interest on Project Debt                                    (12.5)         (12.0)        (11.4)         (10.8)
Capital Expenditures                                              (3.5)          (4.3)         (2.9)          (3.3)
                                                                  -----          -----         -----          -----

     Total Project Cash Obligations                             ($30.5)        ($27.2)       ($22.0)        ($19.3)
Corporate Level:

Cash Interest on 12% Senior Discount Notes                         0.0            0.0         (12.1)         (24.3)
Cash Dividends of Series H Preferred Stock                         0.0            0.0         (18.5)         (18.5)
                                                                   ---            ---         ------         ------

     Total Cash Requirements after Corporate
         Obligations                                            ($30.5)        ($27.2)       ($52.6)        ($62.1)
                                                                =======        =======       =======        =======
Cumulative Cash Requirements
     After Corporate Obligations                                ($30.5)        ($57.7)      ($110.3)       ($172.4)
                                                                =======        =======      ========       ========


         - A restructuring of the Series H Preferred Stock which converts to cash pay on September 30, 1998 will not alleviate the need to restructure the 12% Senior Discount Notes. Even if the quarterly cash dividends on the Series H Preferred Stock are eliminated, the Company will not have sufficient cash flow available to (i) fund the on-going cash interest obligations on the 12% Senior Discount Notes or (ii) ultimately retire the securities.

- Restructure corporate obligations based on Unrestricted Cash Flow rather than Consolidated EBITDA.

         - Consolidated EBITDA does not provide an appropriate measurement of the Company's value or its ability to fund corporate obligations due to the cash escrow and restricted cash requirements, debt service requirements, and capital expenditure requirements at the project level. Rather, Unrestricted Cash Flow from the projects after corporate overhead must be reviewed to properly assess the Company's ability to fund corporate or parent obligations.


($ in Millions)                   LTM           Fiscal Year Ended June 30,
                                                --------------------------
                                  12/31/96      1996        1995          1994
                                  --------      ----        ----          ----

Adjusted EBITDA1                  $32.6         $28.9       $19.2         $16.6
                                  =====         =====       =====         =====
Unrestricted Cash Flow            $8.4          $9.0        $7.4          $0.2
      Change in Restricted Cash   (0.0)         (3.1)       (5.3)         1.2
                                  -----         -----       -----         ---
Adjusted Unrestricted Cash Flow   $8.4          $5.9        $2.0          $1.4
                                  ====          ====        ====          ====

-    Provide financial flexibility to implement the Company's business plan.

         - Realize the potential of IIB by, among other things, eliminating CHI's parent company debt. This will eliminate concerns expressed by potential IIB clients/"partners" regarding the Company's long-term viability. This is significant given that (i) the commitments in an IIB project are inherently long-term in nature and (ii) the perceived uncertainty of the Company's long-term viability has, in multiple cases, been the primary opposing force to management's IIB efforts.

-    Provide access to working capital facility.

         - New bank facility will allow for (i) the utilization of letters of credit for certain project escrow requirements and the release of certain restricted cash and

----------

1 Represents EBITDA before operating lease expense associated with the Company's Boott project.

            (ii) enable the Company to initiate the development of projects during the financing gap between project closing and equity funding.

-    Maximize the recoveries to all parties in interest.

         - Failure to complete a financial restructuring now will severely impair or eliminate the potential value realizable from the new IIB venture.

- Provide the Company with enough flexibility to effectively deal with the gradual conversion in power sales pricing from above market rates to market or avoided cost rates.

         - Contractual rates for the sale of electricity average approximately 7.5(cent) to 8.5(cent) per kwh. Avoided cost will vary by project but is expected to be about 3(cent) to 4(cent) per kwh on a present value basis.

ELECTRIC POWER GENERATION INDUSTRY HIGHLIGHTS


- Over the last few years, the electric power industry in the U.S. has begun undergoing significant structural changes, evolving from a highly regulated industry dominated by monopoly utilities to a deregulated, competitive industry providing energy customers with an increasing degree of choice among sources of electric power supply.

- Regulators at both the Federal level and in many states, including some in which the Company operates, are exploring ways in which to increase competition in electricity markets, most notably by opening access to the transmission grid.

- Although the character and extent of this deregulation are as yet unclear, the Company expects that these efforts will increase uncertainty with respect to future power prices and make it more difficult to obtain long-term power purchase contracts from utilities.

- This business climate is limiting acquisition and development opportunities, particularly with regard to hydroelectric facilities.

- Additionally, there has been a meaningful decline in the price of electricity over the past few years as a result of several factors:

       (i) deregulation of the natural gas and electric utility industries creating increased competition based on "market" pricing;

       (ii) technological enhancements;

       (iii) increased efficiencies; and

       (iv) more pervasive availability of low-cost equipment.

         This dynamic adversely affected the pumped storage concept and has threatened the profitability of individual projects switching to avoided cost in the near future.

- The Company competes for hydroelectric and industrial energy projects with a broad range of electric power producers, including other independent power producers of various sizes and many well-capitalized domestic and foreign industry participants such as utilities, equipment manufacturers and affiliates or industrial companies, many of whom are aggressively pursuing power development programs and have relatively low return-on-capital objectives.

COMPANY OVERVIEW


Historically, the Company has been principally engaged in the development, operation, and management of hydroelectric power plants. During the past decade, the Company fueled its growth through acquisitions funded primarily via project financing structures based on the Public Utility Regulating Policies Act of 1978 ("PURPA").

However, more recently, a number of shifting external forces have necessitated a refocusing of the Company's business strategy:

       - Recent decreases in electricity prices, increased efficiency of combustion turbines and other competing technologies, and the deregulation and restructuring of the electric power industry, have collectively created a climate of uncertainty with respect to future power prices. As a result, it has become increasingly difficult to obtain long-term power purchase contracts from utilities, severely limiting the Company's near-term opportunities to acquire or develop additional hydroelectric capacity at acceptable rates of return.

       - In connection with the deregulation of the utility industry, it has become increasingly uncertain whether the Company's smaller projects will be competitive in a fully deregulated electricity market without the current benefits of PURPA which requires electric utilities to purchase output from these facilities. While the Company believes that its existing long-term power purchase contracts with utilities are legally binding for the duration of these contracts, there can be no assurance that the provisions of these contracts will not be affected by future legislation or regulation dealing with the continued restructuring of the electric industry.

       - The pursuit of pumped storage, which was initiated by the former management team, has been substantially curtailed as a result of the current electricity pricing dynamics which have rendered the concept unfeasible in the current regulatory and economic environment. During fiscal 1996, CHI wrote-off approximately $38.5 million in development assets associated with pumped storage and approximately $45 attributable to certain conventional hydroelectric assets due to the decline in fair value of these assets pursuant to SFAS 121 as a result of the planned sale of certain assets, recent industry trends and the timing of the expiration of the fixed rate period of some of its long-term power sales contracts.

Hydroelectric Business Overview

- CHI was founded in 1985 and grew rapidly from six projects and five megawatts to its current portfolio of 91 projects with a capacity of 344 megawatts.

-    CHI is the largest independent hydroelectric power producer in the U.S.

-    Projects are located in 15 states and one Canadian province.

- CHI is in the process of developing a 15-megawatt hydroelectric project (Star Lake) in Newfoundland, Canada.

- After the sale of 14 projects located in Maine (which closed on December 23, 1996), CHI will have (i) full ownership of 52 projects, (ii) partial ownership interest in 14 projects, and (iii) O&M contracts with 25 projects.

- The Company sells substantially all of the output from these projects, excluding the Canadian projects, to public utility companies pursuant to power purchase agreements which require the purchase of all power generated by the Company.

- Currently, all of the Company's revenue is derived from the ownership and/or operation of hydroelectric facilities.

- CHI has developed a "hub" system of project management designed (i) to maximize the efficiency of each facility's operations and (ii) to generate economies of scale for the Company as a whole.

- For the twelve months ended December 31, 1996, 89.9% of the Company's revenue was realized from selling electrical energy and capacity to utilities under long-term power purchase agreements which require the contracting utilities to purchase energy generated by the Company's hydroelectric facilities.

- The Company's present power purchase agreements have remaining terms ranging from one to 30 years.

- Historically, fluctuations in revenues and related cash flows have been generally attributable to increasing megawatts in operation, coupled with variations in water flows. These factors, in addition to the dynamic pricing arrangements at each project (as governed by power purchase agreements and the expiration thereof) will continue to contribute to the oscillating nature of the Company's results.

- For the twelve months ended December 31, 1996, 8.6% of the Company's revenue was attributed to operation and management (O&M) contracts, comprised of management fees and operations and maintenance revenues. Generally, these contracts enable the Company to maximize the use of its available resources and to generate additional income.

Industrial Infrastructure Business ("IIB") Overview

- CHI Power was founded in November 1995 to develop and establish the Company's IIB operations.

- In conjunction with the above, a new management team with a proven track record in IIB was brought in to execute the new business strategy.

- IIB involves the purchase and/or development of energy related assets from energy intensive industrial companies. Essentially, an industrial company can "outsource" its energy requirements through the sale of the asset to CHI which then

             (i)  enhances the operations and management of the asset,

            (ii) finances the asset on a project basis with less expensive capital, and

           (iii) provides the seller with capital from a non-revenue generating asset to reinvest in its core business while continuing to provide the necessary and required energy service to the Company.

- This business is strongly related to energy production; however, it is not traditional cogeneration or independent plant development. In the traditional cogeneration model, a developer finances and builds a power plant at an industrial facility, typically producing electricity that is sold at wholesale to the local electric utility and steam that is sold at retail to the industrial company. In contrast, CHI acquires or develops the assets, operates and manages them, and sells back the resulting product (steam, chilled water, compressed air, electricity, etc.) to the customer at retail under a long-term requirements-based contract, rather than selling electricity to utilities at wholesale.

- CHI's industrial business is strategically focused on involving a wide range of capital-intensive "utility" infrastructure assets, such as steam generators, air compressors, storage facilities, water management systems, and chemical recovery boilers -- a project may or may not include electricity generation.

- However, the actual capital requirements for launching this business are nominal given (i) the feasibility of arranging financing via non-recourse project debt and (ii) that the funding of equity commitments occurs following the development of the asset at the point of operation. As a result, the potential downside of further developing this business is relatively insignificant. Conversely, given the nascent nature of this new industry, the upside is expected to be dramatic, particularly if CHI can establish itself in the early stages of the industrial business.

- IIB should be attractive to customers seeking (i) to monetize power assets or (ii) to construct energy related assets, either new or as an upgrade/expansion of existing facilities.

- The potential IIB market is enormous. In North America alone, there is in excess of $40 billion in annual energy-related expenditures and $50 billion in annual capital spending among such industries as pulp and paper, petroleum refining, chemicals, textiles and other energy-intensive manufacturers.

- IIB will permit the Company to move away from relying exclusively on hydropower ownership and operation in a business climate driven largely by legislation and regulation and enveloped by pervasive uncertainty.

-    CHI creates value in two areas:

              (i) CHI's technical and management capabilities cover a wide range of technologies and industrial assets, enhancing reliability and reducing production costs. The Company's new management team (see section "Recent Events" for details regarding the recent turnover in Company management) has extensive experience in (i) maximizing asset effectiveness, (ii) managing asset portfolios, (iii) acquisition analysis, and
                  (iv) project financing.

             (ii) The financial structure that CHI provides to the customer, funded by lower-cost capital than if the customer were to invest in the assets directly, results from the Company's ability to provide financing with a high degree of leverage (approximately 80% - 90%). In addition, CHI can structure the transaction such that it can be project financed based on the production expectations of the individual manufacturing plant/mill. Further, a "requirements-based" rather than "take-or-pay" contract allows the customer to leave the obligation under the contract off balance sheet and mitigates the need for a long-term debt obligation or its equivalent at the corporate level. The result is a potential credit enhancement opportunity for the customer.

- Management predicts after-tax returns to CHI on IIB projects to be in excess of 17%.

- The following deals exemplify the experience and success acquired by Jim Stewart (appointed in July 1996 Chief Executive Officer and Chairman of
     CHI) and his team from CRSS.

     Stone Container

     A subsidiary of CRSS and a subsidiary of Central Vermont Public Service Company own an entity which provides 50 megawatts of capacity and energy to Virginia Power.

     The project structure developed by CRSS consisted of the acquisition of an existing power sales agreement between Stone Container Corp. and Virginia Power, concurrent with a long-term lease of power generation assets at Stone Container's Hopewell, Virginia paper mill. The leased asset completed in October 1992 produces electricity while simultaneously providing black liquor processing services, steam, and other utility services to Stone Container. The size of the project was approximately $70 million.

     James River

     The Naheola Cogeneration Limited Partnership was established to develop, own, and operate a chemical recovery unit facility at the Naheola Mill of James River Pennington, Inc., in Pennington, Alabama. The facility, completed in March 1993, provides, under long-term contract, Black Liquor Solids processing, steam, and compressed air requirements of the mill and approximately 50% of the mill's electricity requirements. At the time of the transaction, the project was jointly owned by CRSS and James River Pennington, Inc. (a subsidiary of James River Corp.). The size of the project was approximately $290 million.

RECENT EVENTS


-    Management reorganization.

     Certain employees of the Company have been replaced as the Board of Directors identified the need for fresh, proven ideas and diversification. The following former members of management have left the Company to pursue other interests:

                                         Position Formerly Held
                                         ----------------------

           Olof S. Nelson                Chairman, President, Chief Executive
                                         Officer, Founder

           Carol H. Cunningham           Executive V.P. and Chief Development
                                         Officer; Chief Executive Officer,
                                         Consolidated Pumped Storage Inc.

           Paul Maroni                   Senior V.P. -- Finance

           E. Robert Mooney              Senior V.P. -- Pumped Storage
                                         Development

           Robert Looper                 V.P. -- Pumped Storage Development

           Michael J. Alessi, Sr.        V.P. -- NE Operations

           Norman E. Kamp                V.P. -- Corporate Development-Western
                                         Region

     In order to expand and diversify the operations of the Company, the Board of Directors of CHI recruited several new executives from other energy related companies. Jim Stewart and certain members of his team from CRSS were hired to develop the sizeable industrial energy market which, to date, has remained essentially untapped. New management (see Appendix A herein for new management biographies) at CHI includes several executives from
     CRSS:

                          Current Position at CHI                        Position Held at CRSS Capital
                          -----------------------                        -----------------------------

James T. Stewart          Chairman, CEO                                  CEO, President

Edward M. Stern           President, COO                                 CHI Employee (formerly General Counsel of CHI)

Mary V. Gilbert           Chief Financial Officer                        Chief Financial Officer

Marshall L. Cross         Director, Operations Support, CHI Power        Director, Operations Support

Rick J. Cashatt           Senior V.P. and General Mgr., CHI Power        Director, Project Management

Frank T. Giacalone        Senior V.P. -- Development, CHI Power          Director, Business Development

-    Sale of 14 projects in Maine.

     On December 23, 1996, the Company completed the sale of 14 projects in Maine totaling 11.32 megawatts to certain entities controlled by Ridgewood Power Corporation. The total cash purchase price, subject to certain post-closing adjustments, was $12.8 million. The following chart summarizes the historical unrestricted cash flow for the Maine projects:

     ($ in Thousands)                  Fiscal Year Ended June 30,
                                       --------------------------
                                       1996           1995            1994
                                       ----           ----            ----

     Maine - Unrestricted Cash Flow    $2,681.8       $2,509.3        $2,370.8

 -   Favorable operating results.

     Power generation revenue and profit margins have recently been performing favorably relative to previous years due to operational enhancements and significant levels of precipitation over the past year. In addition, recent flash financial reports have indicated that this positive performance has continued into January and February of 1997.


                                       Month of January 1997                                  Year-to-Date
                             ------------------------------------------             -----------------------------------

                                Actual            Budget        Variance            Actual          Budget        Variance
                                ------            ------        --------            ------          ------        --------

Kilowatt Hours             62,599,109        50,088,000        24.98%           354,119,482     295,564,000      19.81%
Revenue                    $4,806,389        $3,909,000        22.96%           $26,932,033     $22,160,000      21.53%


                                       Month of February 1997                                 Year-to-Date
                             -----------------------------------------           --------------------------------------

                                Actual            Budget        Variance            Actual          Budget        Variance
                                ------            ------        --------            ------          ------        --------

Kilowatt Hours             58,534,277        50,160,000        16.70%           412,653,758     345,724,000      19.336%
Revenue                    $4,503,907        $3,948,400        14.07%           $31,435,940     $26,108,400      20.41%


-    Organizational consolidation.

     In an effort to minimize corporate overhead, the Company has been eliminating unnecessary expenses. This decrease in fixed costs has also contributed to improving operating margins. Cost cutting measures have included, among other things, (i) consolidating corporate offices, (ii) salary reductions for the Company's most senior managers, (iii) changes in travel and expense policies and (iv) the reduction of insurance premiums through a change to a lower cost carrier.

-    Eventual pricing switch to avoided cost.

     Substantially all of the projects owned by the holding company service customers contractually bound to pay fixed rates pursuant to power purchase agreements. During the next two decades, the pricing mechanisms in substantially all of these agreements will switch to then-current avoided cost. Assuming avoided cost for these projects approximates the current price of electricity, this will, over time, result in a significant decline in revenues from these facilities.

-    Capital structure driven constraints on execution of business plan.

     The new management team has been actively marketing the industrial infrastructure business and has received significant interest in the product. Unfortunately, to date CHI has not been able to close any IIB transactions in large part due to the Company's complex capital structure, high degree of leverage, and its potential inability to satisfy the corporate obligations. Potential customers/"partners" are concerned that the Company may not be able to satisfy its existing corporate obligations when they (i) become cash-pay and (ii) mature.

     The chart below lists the projects (i) which have either been lost or stalled as a result of the foregoing impediment or (ii) are currently in continuing discussions.

     Type of Company          Project Size             Comments
     ---------------          ------------             --------

     Pulp and Paper           $250 - $500 million      Lost to CRSS due to
                                                       concerns on financial
                                                       strength.

     Food and Beverage        $25 million              Lost due to concerns on
                                                       balance sheet.

     Petrochemical            $150 million             On hold - concerns on
                                                       balance sheet.

     Pulp and Paper           $200 million             Lost to CRSS.

     Pulp and Paper           $50 - $150 million       Discussions ongoing.

     Utility/Oil and Gas      $100 million             Discussions ongoing.

     Textile                  $25 million              Discussions ongoing.

     Metals                   $50 million              Discussions ongoing.

     Given this dynamic, a restructuring of CHI's balance sheet is necessary (i) given that its current financial situation has made it extremely difficult for CHI to pursue necessary and new strategic initiatives, particularly those related to the IIB and (ii) to maximize the value of CHI. The timing of the restructuring is critical given that the barriers to entry in the IIB are increasing with every transaction closed by a competitor -- the importance of the Company quickly establishing a track record cannot be overemphasized.

HISTORICAL FINANCIAL PERFORMANCE

A summary of the Company's financial results for the fiscal year ended June 30, 1994 through the latest 12-month period ended December 31, 1996 is outlined below:

                                                                      LTM               Fiscal Year Ended June 30,
                                                                              --------------------------------------------

($ in Millions)                                                    12/31/96         1996          1995          1994
                                                                   --------         ----          ----          ----

Operating Revenues:
     Power Sales                                                     $54.2          $49.8          $39.9        $36.2
     Management and O&M Fees                                           5.2            5.0            4.3          5.7
     Other Income                                                      0.9            0.6            0.2          0.3
                                                                       ---            ---            ---          ---

         Total Operating Revenues                                    $60.3          $55.4          $44.0        $42.2
Total Operating, General & Admin. and Lease Expenses(2)               31.6           30.4           28.4         29.1
         % of Revenues                                                52.4%          54.8%          64.7%        69.0%

Other Income                                                           0.3            0.4            0.2          0.1
     EBITDA                                                          $29.0          $25.4          $15.7        $13.2
         EBITDA Margin                                                48.1%          45.8%          35.7%        31.2%

Add: Boott Leveraged Operating Lease                                   3.6            3.5            3.5          3.4
                                                                       ---            ---            ---          ---
     Adjusted EBITDA                                                 $32.6          $28.9          $19.2        $16.6
         Adjusted EBITDA Margin                                       54.1%          52.2%          43.7%        39.3%

         Boott Lease Expense                                          (3.6)          (3.5)          (3.5)        (3.4)
         Interest Income                                               1.0            1.0            1.4          1.1
         Project Interest Expense                                     (9.9)          (9.2)          (6.1)        (5.0)
         Total Cash Income Taxes                                      (0.4)          (0.5)          (0.4)        (0.3)
         Changes in Working Capital                                   (1.0)          (0.0)           4.0         (5.5)
         Changes in LT Assets and Liabilities                         (1.5)          (1.1)           0.5          1.7
         Capital Expenditures                                         (3.0)          (2.2)          (2.9)        (2.3)
         Project Principal Repayments                                 (5.7)          (4.3)          (4.9)        (2.7)
                                                                      -----          -----          -----        -----
     Unrestricted Cash Flow Before Changes in Restricted Cash         $8.4           $9.0           $7.4         $0.2

----------

2   Excludes charge of impairment of long-lived assets.

                                       17


         Add: (Increase)/Decrease in Restricted Cash Balance          (0.0)          (3.1)          (5.3)         1.2
                                                                      -----          -----          -----         ---
     Adjusted Unrestricted Cash Flow(3)                                 $8.4           $5.9           $2.0         $1.4
     Adjusted Unrestricted Cash Flow Margin                           13.9%          10.6%           4.6%         3.4%



                                                                      LTM               Fiscal Year Ended June 30,
                                                                              --------------------------------------------
                                                                   12/31/96         1996          1995          1994
                                                                   --------         ----          ----          ----

Rainfall Indicator(4)
     Northeast                                                       Above          Above         Below        Below
     Southeast                                                      Average        Average        Above        Below
     West                                                            Below          Above         Above        Below
     Northwest                                                       Above          Above         Below       Average

Number of Projects                                                    92             91            91           74
                                                                                                                       ---

HOLDING COMPANY OBLIGATIONS AND LIQUIDITY OVERVIEW


($ in Millions)
Debt:                                                 12/31/96    9/30/96      6/30/96      6/30/95     6/30/94      6/30/93
-----                                                 --------    -------      -------      -------     -------      -------

Non-Recourse Debt of Subsidiaries(5)                     $103.2      $113.1       $115.5      $119.4       $84.9        $80.6
Parent Company Debt(6)                                    160.2       160.2        151.1       134.5       119.7        112.1
                                                          -----       -----        -----       -----       -----        -----
       Total Debt                                        $263.4      $273.3       $266.6      $253.9      $204.6       $202.5
                                                         ======      ======       ======      ======      ======       ======

----------

3 Adjusted Unrestricted Cash Flow represents Hydro business cash flow available for corporate obligations, after corporate overhead, and before cost of completed acquisitions, retirement of subordinated debt, asset sales, and cost of capitalized development expense (capitalized development costs were $8.3, $5.8, $2.0, and $1.0 for the periods FY 1994, FY 1995, FY 1996 and LTM ended 12/31/96, respectively).

4 Represents assessment of water flow in a given year as compared to historical rainfall patterns; approximately 80% of the Company's performance is driven by water flow in the Northeast (represents management's assessment). With respect to the LTM period ended 12/31/96, indicator reflects six months ended 12/31/96.

5 Excludes Boott leveraged operating lease of $32.5 million as of December 31, 1996.

6 Excludes current accrued interest. Accrued interest is not considered capitalized until the semi-annual interest payment dates of January 15 and July 15.


Parent Company Preferred Stock Issues:
-------------------------------------

Series F 8% Senior Conv. Voting Preferred Stock7          $55.0       $55.0        $55.0       $55.0       $55.0        $55.0
Cumulative Unpaid Dividends                                18.3        18.3         18.3        13.9         9.5          5.1
                                                           ----        ----         ----        ----         ---          ---
       Total                                              $73.3       $73.3        $73.3       $68.9       $64.5        $60.1

Series H 13.5% Cumul. Redeem. Exch. Preferred            $112.2      $108.6       $105.0       $92.0       $80.5        $70.5
     Stock

Series G 9.85% Junior Conv. Voting Preferred              $55.0       $55.0        $55.0       $55.0       $55.0        $55.0
     Stock(7)

Cumulative Unpaid Dividends                                22.6        22.6         22.6        17.2        11.7          6.3
                                                           ----        ----         ----        ----        ----          ---
       Total                                              $77.6       $77.6        $77.6       $72.2       $66.7        $61.3

Total Preferred Stock Obligations                        $263.1      $259.5       $255.9      $233.0      $211.8       $192.0
                                                         ======      ======       ======      ======      ======       ======

Total Capitalization                                     $526.5      $532.7       $522.5      $486.9      $416.6       $394.4
                                                         ======      ======       ======      ======      ======       ======


Significant Non-Recourse Project Debt

                                                            Balance                                      Cross-collateralization
                                                       (in millions) as                                   on Multiple Projects
Financing                    Lender                       of 12/31/96                 Type

CHI Southeast Aquenergy
   Financing                 UNUM                           $  6.6               First Mortgage                     X

Aziscohos                    NYNEX Credit, CIT                10.2          Leveraged Sale Leaseback

CHI West Financing           Bay Bank                          2.4              Project Term Loan                   X

Eagle and Phoenix            Fieldcrest Cannon, Inc.           1.0               First Mortgage

Fuji Bank Financing          Lyon Credit                       5.0              Project Term Loan

HDG Financing                GE Capital Corp.                 34.0         Term Loans, Credit Facility              X

Hydro Energies Corp.         Bay Bank                          1.4              Project Term Loan                   X

Financing

Lawrence                     Mutual of New York                7.4              Project Term Loan

LaChute Hydro Co. Financing  Phillip Morris, Insur-           14.7          Leveraged Sale Leaseback
                                ance Cos., GECC

Mill Shoals Co. Financing    Indianapolis Life Insur-          0.8              Project Term Loan
                                ance Co.

----------

7 Excludes 1,279 shares of Series F and Series G preferred stock issued to Carol Cunningham on January 31, 1997.



                                       19


Ottauquechee                 Bay Bank                          0.4              Project Term Loan                   X

Willimantic Hydro Co.        Bay Bank                          1.8              Project Term Loan                   X
Financing

Other (i.e., Summit and      Various                          17.5                   Various
CPS)

Boott                        GE Capital Corp.                 32.5              Leveraged Operating Lease
                                                            ------
Total Project Debt and Leveraged Leases                     $135.7


All of the subsidiary project financings include cash funding, cash escrow or restricted cash accounts. Generally, each financing requires funds to be escrowed to cover the annual cash operating expenses, capital improvements, and debt service of the specific project. Certain projects have significantly increased cash escrow requirements over time, due to the requirements of the underlying power sales contracts and the underlying project finance agreements. Once cash escrows or restricted cash is funded on a project basis, excess funds cannot be distributed to other subsidiaries or to the holding company, except during small windows during the year, with timing varying project-by-project.

Although the subsidiary project financings are non-recourse to the holding company, these obligations are structurally senior to the obligations of the holding company due to their position at the operating assets. In addition, in many cases, the project financings are cross-collateralized and therefore have recourse to each other in the event of a default.

Liquidity Overview

- The consolidated financial performance of the Company (as previously discussed) has steadily improved since the June 1993 recapitalization. This has provided the Company with substantial liquidity for addressing any significant shortfalls in historical water flows. However, as of December 31, 1996, the Company had current cash obligations on only 19.6% of its total debt and preferred stock capitalization (including project debt). By July 15, 1998, it is estimated that current cash obligations will exist on 71.8% of the Company's total debt and preferred stock capitalization.

                                              Actual               Estimated
($ in Millions)                              12/31/96               7/15/98
                                             --------               -------
Non-Recourse Project Debt                     $103.2                  $94.9
12% Senior Discount Notes                      160.2                  202.3
                                               -----                  -----
         Total Debt                           $263.4                 $297.2

Series F 8% Senior Convertible
  Preferred(8)                                 $73.3                  $82.1

Series H 13.5% Cumulative Redeemable
  Exchangeable Preferred                       112.2                  137.0

Series G 9.85% Junior Convertible
  preferred(8)                                  77.6                   88.4
                                                ----                   ----
  Total Preferred                             $263.1                 $307.5

  Total Capitalization                        $526.5                 $604.7
                                              ======                 ======
  Cash Accruing Obligations/Total
    Capitalization                              19.6%                  71.8%


MANAGEMENT BIOGRAPHIES


James T. Stewart, Chairman and Chief Executive Officer -- Mr. Stewart joined CHI in November 1995 as President and Chief Executive Officer of CHI Power, Inc., a newly-formed subsidiary. He was elected Chairman and Chief Executive Officer of the Company effective July 1, 1996. Prior to joining CHI, Mr. Stewart had more than 25 years of experience in the energy industry. He joined the engineering and construction firm of CRS Sirrine in 1985 as senior vice president, responsible for creating its power division. In 1988 he became president and chief executive officer of CRSS Capital, its independent power subsidiary, and was responsible for developing more than $800 million in energy assets at seven sites, with more than 1,300 equivalent megawatts. He became president of CRSS, Inc., the parent company, in 1994. Mr. Stewart holds a bachelor's degree in chemical engineering from Penn State University, a master's degree in chemical engineering from the University of Pittsburgh, and is a registered Professional Engineer.

Edward M. Stern, President, Chief Operating Officer and Secretary -- Mr. Stern was named to his current position with the Company in September 1996. He previously served as Executive Vice President, Secretary and General Counsel of CHI with primary responsibility for the company's legal, human resources, communications, financial, acquisitions, risk management and environmental and regulatory compliance functions. Prior to joining CHI in April 1991, Mr. Stern was a Vice President with BayBank, Inc., a northeastern financial services organization, where for six years he specialized in energy project finance, foreclosures, debt restructurings and asset management. He received JD and MBA degrees from Boston University. Mr. Stern is a member of the Massachusetts Bar and the Federal Energy Bar.

----------

8 Excludes 1,279 shares of Series F and Series G preferred stock issued to Carol Cunningham on January 31, 1997.

Mary V. Gilbert, Chief Financial Officer -- Ms. Gilbert joined CHI in July 1996 and is responsible for various development and strategic planning functions of the Company. Prior to joining CHI, she served in several capacities with CRSS Inc. most recently as Vice President, Controller of the parent company responsible for the accounting, financial, tax and human resource functions of the company. Previously, she had served as Chief Financial Officer of CRSS Capital, its independent power subsidiary. Prior to joining CRSS, Ms. Gilbert was employed by Ernst and Young for six years, last holding the position of audit manager. Ms. Gilbert received a Bachelor of Science degree in Accounting from the University of Colorado at Boulder. She is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

Marshall L. Cross, Director, Operations Support, CHI Power, Inc. -- Mr. Cross has more than 25 years of experience in development, operations, and quality control for industrial and utility facilities. Before joining CHI he was Director of Operations Support for CRSS, responsible for directing operations and maintenance for cogeneration and industrial facilities ranging from 18 to 350 megawatts, using wood waste coal, and natural gas. He also spent 16 years with Public Service Company of New Mexico as a project engineer, project manager, and director of Quality Assurance and Quality Control. Mr. Cross holds an electrical engineering degree from the University of New Mexico, and is a registered professional engineer.

Rickey J. Cashatt, Senior Vice President and General Manager, CHI Power, Inc. -- Mr. Cashatt joined CHI in January 1996. He is currently responsible for the construction and operation of industrial energy facilities of the Company, as well as providing development support. Before joining CHI Power, Mr. Cashatt was a senior project manager for Destec Engineering Inc. responsible for directing the development and construction of simple cycle and combined cycle plants in the United States and internationally. Mr. Cashatt also served as a project manager with similar responsibilities for CRS Sirrine Engineers, Inc. prior to that. He began his career with International Paper Company, responsible for hydroelectric and combustion power plan installation and upgrades. Mr. Cashatt holds a degree in electrical engineering from North Carolina State and is a registered professional engineer.

Frank T. Giacalone, Senior Vice President, Development, CHI Power, Inc. -- Mr. Giacalone began his employment with CHI in November 1995. He is responsible for the marketing and business development functions of the Company that include domestic and international opportunities of both hydro and industrial energy projects. Prior to joining CHI, Mr. Giacalone most recently served as a senior business developer for CRSS Inc. where he was responsible for the development and negotiation of energy and industrial transactions. Prior to that, he held numerous senior development positions with other energy companies, beginning his career with General Electric Company. Mr. Giacalone holds a degree in mechanical engineering from Widener University, and is a registered professional engineer.

PARENT COMPANY CAPITAL STRUCTURE OVERVIEW


Parent Company Debt

12% Senior Discount Notes due 2003, Series B (Public)

- Issued on June 22, 1993 with initial principal amount of $112,097,062.50. Non-cash interest computed semi-annually compounding through July 15, 1998. Accreted principal amount as of July 15, 1998 will be $202,250,000 with semi-annual cash interest payments commencing on January 15, 1999. Accreted principal amount as of September 30, 1996 was $160,200,202.50. Accreted principal amount plus accrued interest as of June 30, 1997 will be $179,153,387.

Parent Company Preferred Stock Issues

Series F 8% Senior Convertible Voting Preferred Stock

- 55,000 shares issued to Morgan Stanley Leveraged Equity Fund II and The Madison Group(9). Dividends are cumulative and payable annually in arrears. Ranks senior to the Series H and Series G Preferred Stocks. Liquidation preference of $1,000 per share plus accrued and declared dividends. Shares are convertible into the Company's Class A Common, subject to certain specified conditions, at the option of the holder, through March 2007 at a share rate equivalent to the liquidation preference divided by the conversion price (initially $40 per share, subject to adjustment).

Series H 13.5% Cumulative Redeemable Exchangeable Preferred Stock (Public)

- 136,950 shares issued on June 22, 1993 as part of Rule 144A Senior Discount Note Offering. Mandatorily redeemable on December 31, 2003 at $1,000 per share plus accrued and unpaid dividends. Initial liquidation preference of $513.32 per share which will increase as form of payment for declared dividends required quarterly in arrears until accreting to the liquidation preference of $1,000 per share on June 30, 1998. Cash dividend requirements commence quarterly on September 30, 1998. The Company, on any scheduled dividend payment date occurring on or after June 30, 1998, may exchange the Series H Preferred for 13.5% Junior Exchange Debentures


----------

9 Excludes 1,279 shares of Series F and Series G preferred stock issued to Carol Cunningham on January 31, 1997.

       in $1,000 principal amount for $1,000 liquidation preference. Dividend rate will increase 0.25% per quarter to a maximum of 16.5% if the Company fails to make the required dividend payments. After June 30, 1998, if cash dividends are in arrears and unpaid for more than six quarters, the Board of Directors will be increased by two directors and the holders of the majority of the Series H Preferred will be entitled to elect two directors of the expanded Board of Directors. Ranks junior to the Series F Preferred and senior to the Series G Preferred.

Series G 9.85% Junior Convertible Voting Preferred Stock

- 55,000 shares issued to Morgan Stanley Leveraged Equity Fund II and The Madison Group10. Dividends are cumulative and payable annually in arrears. Ranks junior to both the Series F and Series H Preferred Stocks. Liquidation preference of $1,000 per share plus accrued and declared dividends. Shares are convertible into the Company's Class A Common, subject to certain specified conditions, at the option of the holder, through March 2007, at a share rate equivalent to the liquidation preference divided by the conversion price (initially $40 per share, subject to adjustment).

Common Stock

- 1,285,762 total primary Class A shares issued and outstanding. Ownership consists of current and former executive officers, entities with board representation, and certain original minority investors. On a fully-diluted basis,11. 4,615,045 Class A shares would be issued and outstanding with the Morgan Stanley Leveraged Equity Fund II owning 2,250,000 shares, or 48.8% of the fully-diluted Class A shares.


----------

10 Excludes 1,279 shares of Series F and Series G preferred stock issued to Carol Cunningham on January 31, 1997.

11 Excludes 1,279 shares of Series F and Series G preferred stock issued to Carol Cunningham on January 31, 1997.